Exhibit 99.1

TransAlta announces acquisition of Solomon power station in Western Australia

CALGARY, Alberta (Sept 4, 2012) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) announced today that its wholly owned subsidiary has entered into an agreement with Fortescue Metals Group Ltd. (Fortescue) (ASX: FMG) to acquire its 125 megawatt (MW) dual-fuel Solomon power station for U.S. $318 million.

“This acquisition represents a significant expansion of our energy business in Western Australia and provides TransAlta with a new valued customer,” said Dawn Farrell, TransAlta President and CEO. “It fits with our strategy of being a leading behind-the-fence generator in that region and provides us with a broader platform for future growth.”

The Solomon power station will be fully contracted with Fortescue under a long-term Power Purchase Agreement (PPA) and will support their iron ore mining operations in the Solomon Hub, located in the Pilbara region of Western Australia. The initial term of the PPA is 16 years after which Fortescue will have the option to either extend the PPA by an additional five years under the same terms, or to acquire the facility from TransAlta for a value equivalent to the five year extension.

The power station is currently under construction and is expected to be commissioned in Q4 2012. The acquisition is expected to generate unlevered after-tax returns in the low double digits and pre-financing cash flows of approximately $40 million per year. Under International Financial Reporting Standards, TransAlta will account for the facility as a finance lease.

The acquisition is expected to close by the end of September, 2012 and is subject to customary regulatory approvals.

Investment Highlights of Solomon Acquisition:

•                  Fits directly with TransAlta’s strategy to be a leading behind-the-fence generator in Western Australia

•                  Increases TransAlta’s net generation capacity in Western Australia by over 40 per cent to 425 MW, significantly advancing our growth target of owning and operating 600 MW in Western Australia

•                  Long-term PPA that is fully guaranteed by Fortescue provides stable and growing cash flows through capacity payments that escalate annually

•                  Flow through of operating, fuel, maintenance and capital costs

•                  Proven technology and operating model

•                  Accretive to both earnings and free cash flow per share

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TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor Inquiries:
Jess Nieukerk

Director, Investor Relations

Phone: 1 800-387-3598

Email: investor_relations@transalta.com

Media Inquiries:

TransAlta Media Relations

Phone: 1 403-267-3999